February 27, 2009

VIA EDGAR

Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mark Rakip

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heidrick & Struggles International, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed February 28, 2008
Form 10-Q for the period ended September 30, 2008
Filed November 4, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2008
File No. 000-25837

Dear Mr. Woody and Mr. Rakip:

On February 4, 2009, Heidrick & Struggles International, Inc. (the “Company”) received your response to the Company’s letter dated January 16, 2008 in which the Company responded to certain comments in connection with your review of the Company’s Form 10-K for the fiscal year ended December 31, 2007, Form 10-Q for the period ended September 30, 2008, and Definitive Proxy Statement on Schedule 14A filed April 21, 2008.

The following is our response to the comments raised in connection with your response letter. Our responses have been numbered to correspond to the numbered comments contained in your letter:

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

February 27, 2009

Form 10-K for fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

General, page 24

1.	We note your response to prior comment three. Please provide to us what specific information is reviewed by management to ensure that such transactions are consummated on terms equivalent to those that prevail in arm’s-length transactions. Such information should include, but not limited to, amounts paid for services by related parties compared to amounts that would be paid to unrelated parties for similar services or amounts available by other providers in the marketplace. In contrast, you may also consider eliminating such representations when discussing similar related party transactions in future filings.

Response:

The Company will eliminate representations that its related party transactions are consummated on terms equivalent to those that prevail in arm’s-length transactions in future filings.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

2.	We note your responses to comments 9 and 10 in our letter dated December 22, 2008 that because the structure of the FSOB and DB plans as applied to your named executive officers are similar to your regular consultants, you cannot provide full disclosure of the bonus plans as it would cause you competitive harm. Please refer to Instruction 4 to Item 402(b) and Question 118.04 of the Compliance and Disclosure Interpretations for Regulation S-K and revise to provide a detailed analysis explaining your basis for not disclosing the specifics of the two plans.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

February 27, 2009

Response:

As described below, we believe that disclosure by the Company of the proprietary Fee and Source of Business (“FSOB”) Plan and the Discretionary Bonus (“DB”) Plan payout mechanisms as applied to our named executive officers is not required for two reasons.

First, we believe that this information is not material to investors since the payouts generated by both plans relate only to the named executive’s marketplace activities – specifically his or her business development and client service productivity during the prior year rather than his or her management, operations or policy-making responsibilities. Accordingly, we do not believe that the investing public would find those disclosures either material or relevant to developing an understanding of the compensation policies and decisions related to the executive management responsibilities of our named executive officers.

Secondly, we believe that disclosure of the specific payout metrics for the Company’s proprietary FSOB and DB Plans would result in competitive harm to the Company and its stockholders, providing our competitors with critical access to confidential information regarding the principal manner in which we compensate our market-facing consultant population, including key consultants worldwide.

Materiality

Item 402(b) and Instruction 1 state that the purpose of the Compensation Discussion & Analysis (“CD&A”) is to provide investors with information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, disclosure regarding specific payout metrics need only be included in the CD&A if such information is material and necessary to an understanding of our compensation policies and decisions for our named executive officers.

Several of our named executive officers have dual management/consulting roles (i.e., in addition to having senior management responsibilities, they continue to provide recruiting and consulting services to our clients). These executives receive both management compensation and consultant compensation, with the consultant compensation being paid pursuant to the FSOB Plan and DB Plan.

With respect to the FSOB Plan and the DB Plan, we agree that disclosure of the amounts received, if any, by our named executive officers for their market-facing activities during the prior year is material insofar as it helps to provide a complete picture of the overall compensation awarded to a named executive officer. These amounts are disclosed in our proxy statement. However, we do not believe that information regarding the specific payout thresholds for the FSOB Bonus or the specific formula and metrics used to fund

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

February 27, 2009

the DB pool is material or necessary because both the FSOB and DB bonus plans are broad-based programs (i) applicable to our entire market-facing consultant population and (ii) designed to reward individual efforts by these consultants at originating and executing consulting services. As a result, disclosing the specific FSOB and DB bonus plan mechanics as they apply to the entire worldwide group of consultants, would not give investors any material insight into our policies and decisions regarding the compensation of executive officers for their executive management responsibilities.

In addition, and as indicated in our prior response, for all market-facing consultants employed by the Company, including dual-role executive officers, FSOB salaries are determined by management on the basis of the Company’s knowledge of the market for recruiting professionals and are set at levels intended to be competitive with base salaries for similarly productive consultants at the Company’s principal competitors.

Likewise, FSOB bonuses are determined in accordance with the Company’s FSOB Plan. All market-facing consultants, including dual-role executives, earn revenue credits for the origination of new business (Source of Business or SOB) and for the execution of the actual consulting work product (Fee). For each market-facing consultant, the FSOB bonus is calculated by applying the Fee and SOB credits earned by the individual consultant to a tiered payout structure. A percentage payout is associated with each respective tier of Fee and SOB credits, with the percentage payout increasing as the level of Fee and SOB credits earned increases. To determine the final value of the FSOB bonus, the payout at each tier level is added together and the FSOB salary is deducted. If a negative value is calculated for the FSOB bonus, then no FSOB bonus is paid.

The DB Plan is a subset of the FSOB Bonus Plan. A calculated amount of each eligible consultant’s FSOB bonus is set aside to fund the DB pool (the “DB Pool”). The total funding is then adjusted up or down based on the Company’s annual financial performance.

Accordingly, both of these Plans are applicable to our entire population of market-facing consultants and are intended to reward individual performance in the origination and execution of the Company’s recruiting and leadership consulting services. Moreover, because these Plans are not designed to compensate employees for management responsibilities, they are not a part of the executive compensation program administered by the Human Resources and Compensation Committee of the Company’s Board of Directors. It is only executive officers who also maintain market-facing roles who participate in the Plans. In contrast, our management compensation program is designed to compensate executives for their senior management responsibilities, and the amount of FSOB or DB Plan compensation received by a dual-role executive is not relevant in determining his or her management compensation. In 2007, only a single named executive officer received a bonus payout under these Plans.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

February 27, 2009

Hence, the specific payout thresholds and formulas used in compensating our market-facing consultants under these Plans are not material to the overall compensation structure for our executive officers, nor is it necessary or helpful to an understanding of the Company’s compensation policies and decisions regarding the named executive officers. What is relevant to understanding the FSOB Plan and DB Plan components of our compensation structure is information regarding the manner in which the Plans work and the overall amounts paid to the named executive officers under these Plans, and this information is disclosed in the proxy statement.

Competitive Harm

Even if we assume, for purposes of discussion, that information regarding specific payout thresholds and formulas for the Company’s FSOB and DB Plans is material, Instruction 4 to Item 402(b) provides that such information need not be disclosed if disclosure would result in competitive harm to the Company. The following discussion explains why we believe this standard is met with respect to specific payout thresholds and formulas under the FSOB and DB Plans.

Heidrick & Struggles is a leading provider of executive search and leadership consulting services. As a professional services firm, our “product” and most valuable asset is the expertise of our consultants. We are in a very competitive and highly fragmented market, where consultants with strong reputations for identifying and evaluating executive talent and/or the ability to attract and retain significant client engagements are in very high demand. A critical element in maintaining and improving stockholder value is the retention of these employees, and we believe that, to date, our method and strategy for compensating market-facing consultants has served effectively to enable us to retain our consultants and prevent “raids” of top performers by competitors.

We not only compete with a handful of other global executive search and leadership consulting firms, but also with many smaller boutique search and consulting firms. With the exception of a single competitor, we do not believe that any of our competitors are subject to the same public disclosure obligations as our Company. We would be placed at a significant competitive disadvantage were we required to disclose more detailed information about the FSOB and DB Plans.

To the extent our competitors have access to more detailed information about our compensation methodology and strategy, they will more easily be able to make attractive compensation offers to our market-facing consultants, utilizing what would otherwise be confidential and proprietary information. These offers are assured to be structured with more attractive incentives than those offered by the Company and could induce those consultants to leave the Company, potentially resulting in a substantial loss of revenue and earnings and a corresponding decline in stockholder value.

Heidrick & Struggles International, Inc.

SEC Comment Letter Response

File No. 000-25837

February 27, 2009

Unlike most public companies whose executive officers are limited to management roles, we have executive officers who, in addition to their management roles, retain consulting responsibilities and generate significant revenues for the Company through both direct recruiting/consulting work and the origination of new client engagements. Accordingly, it is in the Company’s interest and that of its stockholders that we compensate these executives not only on the basis of their management responsibilities and the achievement of broader corporate goals like the executives of many public companies, but also on the basis of the revenues generated by the market-facing client engagements they originate and execute. And this market-based compensation is calculated pursuant to the same individual performance metrics related to the origination and execution of client engagements that are applicable to all other market-facing consultants of the Company.

Accordingly, we believe that the disclosure of specific payout thresholds and formulas for the FSOB and DB Plans would put us at a significant competitive disadvantage by giving our competitors access to our compensation practices not only for our executives who have dual management/consulting roles in the Company, but for our entire consultant workforce. We believe our competitors would use this information to attempt to lure away our top performers, which would put the Company at a significant competitive disadvantage and be harmful to its stockholders.

In future filings, the Company will carefully consider the competitive harm that might result from these disclosures, and will endeavor to provide additional detail in accordance with the Staff’s comments, to the extent that such detail will not result in competitive harm (for example, as discussed above, with respect to corporate wide performance measures).

In connection with the Company’s responses to the comments above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attentiveness to our filings and we hope that the foregoing has been responsive to your comments. Should you have questions or comments relating to any of the foregoing, please feel free to contact me at (312) 496-1557.

Sincerely,

Scott Krenz
Chief Financial Officer